Writer’s Direct Dial: (54) 11 5169 4873
E-Mail: ameszaro@multicanal.net.ar

September 22, 2005

BY EDGAR ELECTRONIC TRANSMISSION

Kathleen Kerrigan
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
CF/AD11
450 Fifth Street,
N.W. Washington, D.C. 20549-3561

Re:	Multicanal S.A.
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (File No. 333-07112)

Dear Ms. Kerrigan:

     By letter dated September 7, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed on June 20, 2005 (the “Annual Report”) by Multicanal S.A. (“Multicanal”). Multicanal is submitting herewith via EDGAR responses to the Staff’s comments.

     For convenience, we have reproduced below in bold the Staff’s comments, numbered to correspond with the numbers in your September 7th letter, and provided responses immediately below the comments.

Form 20-F for Fiscal Year Ended December 31, 2004

Property, Plant and Equipment, page 41

1.	Tell us and disclose in your filing how you evaluated the guidance in FAS 143 in determining whether you have any significant legal retirement obligations associated with the operation of your tangible long-lived assets. Describe for us all arrangements where you may have a legal retirement obligation, such as your pole rental agreements with local public utilities.

In connection with the preparation of the Annual Report, Multicanal analyzed its material commercial agreements and applicable regulations to evaluate whether it has any significant legal retirement obligations. It did not, however, test separately its legal retirement obligations under its pole rental agreements at that time. In response to the Staff’s comment, Multicanal has conducted an analysis of its existing lease agreements with public utilities for pole rentals. These agreements are generally either renewable or have unlimited duration. Due to the uncertainty in the timing of the future cash flows necessary to settle the asset retirement obligations related to the pole rentals, Multicanal has used an expected-cash-flow approach to estimate its retirement obligations, which results in an obligation of Ps.0.8 million (approximately US$0.27 million1 ).

In response to the Staff’s comment, Multicanal has also assessed once again under FAS 143 the material commercial agreements reviewed in connection with the preparation of the Annual Report, including agreements related to its branch offices and headends (the collection of hardware that processes and combines signals for distribution within a cable network). Multicanal has determined that the legal retirement obligations under these agreements are not significant, but will disclose these and pole-rental related legal retirement obligations in future filings of financial statements.

Impairment of Long Lived Assets and Goodwill, page 47

2.	We note your discussion that you are organized in three regional clusters. Tell us how the operations in Uruguay and Paraguay relate to these three clusters. For purposes of your SFAS 142 testing, tell us what you have determined your reporting units to be in light of these clusters and your foreign operations.

The division of Multicanal’s Argentine operations into three clusters is simply for organizational and administrative purposes, and does not give rise to separate reporting units for purposes of SFAS 142 testing. All three regional clusters located in Argentina are aggregated and treated as a single reporting unit because they have similar economic characteristics. In contrast, there is no relationship between Multicanal’s Argentine clusters and its foreign operations in Uruguay and Paraguay. For purposes of SFAS 142 testing, Multicanal has considered three reporting units: Argentina, Uruguay and Paraguay.

_____________________
1 Calculated based on an exchange rate of Ps.2.91 per US$1.00 as of September 19, 2005.

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-7

3.	Please provide us with additional details regarding the basis for your conclusion that Multicanal controls La Capital Cable S.A. Tell us why you believe it is appropriate to consolidate this entity under US GAAP, given your 50% voting interest. Also, in future filings, expand your accounting policy disclosure to discuss in what circumstances you believe consolidation is appropriate.

Although in the past Multicanal has consolidated La Capital Cable S.A. under US GAAP, as a result of its review in connection with the Staff’s comment, Multicanal will in future filings prepare its financial statements without consolidating La Capital Cable S.A. under US GAAP. Multicanal has not included a reconciling item in its US GAAP reconciliation footnote because of its relative insignificance and the fact that it does not affect the reconciliation between Argentine GAAP and US GAAP of net income (loss) or shareholders’ equity. Below is the summarized financial information of La Capital Cable S.A. prepared in accordance with Argentine GAAP:

La Capital Cable S.A.		At December 31,

		2004	2003

Current assets		3,222,470	3,304,664
Non-current assets		21,208,957	23,607,568

		24,431,427	26,912,232

Current liabilities		7,951,706	9,238,411
Non-current liabilities		311,575	347,587
Minority interest		1,873,190	1,994,863
Shareholders’ equity		14,294,956	15,331,371

		24,431,427	26,912,232

	Year ended December 31,

	2004	2003	2002

Net revenues	12,776,353	11,267,260	12,273,661
Gross profit	7,629,168	6,514,190	5,911,183
Net ordinary income for the year	124,988	179,118	5,479,243
Net income	124,988	179,118	5,479,243

La Capital Cable S.A. represented, as of December 31, 2004 and 2003, 1.0% and 1.1%, respectively, of Multicanal’s consolidated assets. La Capital Cable S.A. represented, as of December 31, 2004, 2003 and 2002, 2.3%, 2.2% and 2.1%, respectively, of Multicanal’s consolidated net revenues.

Multicanal will in future filings expand its accounting policy disclosure to discuss in what circumstances it believes consolidation is appropriate.

Note 2.5(i) – Intangible assets, page F-11

4.	We note your disclosure that intangible assets consist of exploitation rights, concessions and purchase value of the subscriber’s portfolio and have estimated useful lives of between 5 to 20 years. Tell us and disclose in future filings each class of intangible asset and their related useful lives in accordance with paragraph 45 of SFAS 142.

In accordance with paragraph 45 of SFAS 142, Multicanal has the following classes of intangible assets with the respective useful lives:

Description	Useful life

Purchase value of subscribers	20 years
Improvements to third party networks	10 years
Exploitation rights	5 to19 years
Non-compete agreements	20 years
Licenses	5 to 10 years
Other	4 to 18 years

Multicanal will in future filings include in its financial statements information regarding each class of intangible assets and their related useful lives in accordance with paragraph 45 of SFAS 142.

5.	Clarify for us what each type of intangible asset relates to and how you determined the useful lives. In this regard, also tell us and disclose in future filings how you evaluate each of these intangible assets for impairment in accordance with paragraphs 7 – 24 of SFAS 144.

Following is a description of the nature of each type of intangible asset and how Multicanal determines its useful life:

“Purchase value of subscribers” corresponds to the consideration paid for the acquisition of approximately 8,200 subscribers between 1995 and 1997 in areas in which Multicanal, as a result of that acquisition, became the sole provider of cable television services. The useful life was determined based on Multicanal’s best estimate of the period this asset will benefit its operations. Had Multicanal amortized this intangible asset over Multicanal’s historical churn rate, its shareholders’ equity under US GAAP as of December 31, 2004 would have decreased by Ps.15.04 million (approximately US$5.17 million) and its net income for the years ended December 31, 2004 and 2003 would have increased by Ps.1.43 million (approximately US$0.49 million) and Ps.1.43 million (approximately US$0.49 million), respectively.

“Improvements to third party networks” represents the cost of the improvements made to third party wiring and transmission equipment that Multicanal uses to provide its services. The useful life was determined based on the useful life of the third party equipment.

“Exploitation rights” represent the amount paid to acquire the right to use third party property or licenses. The useful life was determined based on the term of the corresponding agreements.

“Non-compete agreements” represent the consideration paid to third parties for their commitment not to compete with Multicanal. The useful life was determined based on the term of the corresponding agreements.

“Licenses” represent the cost of the licenses granted to Multicanal’s operations in Paraguay. The useful life was determined based on the term of the corresponding license.

“Other” represents intangible assets absorbed by Multicanal as a result of certain merger transactions entered into in 1997.

Multicanal’s intangible assets do not have identifiable independent cash flows; accordingly they were grouped with other assets for impairment testing. Future cash flows resulting from the use of the group of assets were estimated to determine if recognition of impairment was needed.

Multicanal will in future filings disclose how it evaluates these intangible assets for impairment in accordance with paragraphs 7-24 of SFAS 144.

Note 7 – Bank and Financial Debt, page F-17

6.	We note your disclosures that the majority of your debt arrangements contain restrictive covenants. In future filings please revise to clearly state whether you were in compliance with these covenants and what your expectations are for future compliance.

The bank and financial debt referred to in clauses (a), (b) and (e) of Note 7 on page F- 17 of the financial statements filed with the Annual Report (the “Financial Statements”), as further explained under “Deferred Payments” and “Proposal for the restructuring of the financial debt” in each Note, is subject to restructuring pursuant to Multicanal’s acuerdo preventivo extrajudicial, or APE. We refer you to “Item 3. Risk Factors—Recognition of our APE in the United States and completion of our debt restructuring” on page 12 of the Annual Report for a detailed description of the circumstances that lead Multicanal to default on its financial debt in 2002. Since defaulting under all of its outstanding U.S. dollar-denominated notes in 2002 and undertaking its debt restructuring in 2003 in accordance with the APE rules set forth in the Argentine insolvency law, Multicanal has not paid principal or interest on its outstanding financial debt. We note that Multicanal carries all the financial debt disclosed under Note 7 as short-term debt.

Until the transactions under its APE are consummated, Multicanal is subject to restrictive covenants included in the APE. We refer you to “Item 3. Risk Factors—Our ability to operate our business is constrained by restrictions and limitations imposed by our APE” on page 17 of the Annual Report. The covenants can be found in Article VII of the APE, which is listed as Exhibit 2.1 under Item 19(b) of the Annual Report and incorporated by reference to Exhibit 2.1 to Multicanal’s annual report on Form 20-F for the year ended December 31, 2003 filed on June 29, 2004. Multicanal believes that it is in compliance with the covenants included in its APE.

After the issuance of the new notes under its APE and the consummation of the debt restructuring, Multicanal will be subject to covenants under its new indentures, which were included as Exhibits 4.1, 4.2 and 4.3 to Multicanal’s Form F-4 (Registration No. 333-128104) filed with the SEC on September 6, 2005 (the “F-4”). A comparison of the rights of holders under the covenants in Multicanal’s existing notes described in Note 7 to the Financial Statements and in the new notes to be issued upon consummation of the transactions set forth in Multicanal’s APE can be found on page 27 of the F-4.

Note 9 – Commitments and Contingencies, page F-22

7.	It is unclear whether you have ascribed any value to your operating licenses for US GAAP reporting purposes. Tell us how you are accounting for these licenses under US GAAP and, if value has been ascribed to these licenses, tell us where they are presented in the Consolidated Balance Sheet. Please also clarify your accounting in future filings. Additionally, since you state that these licenses may not be renewed if your APE is not confirmed, tell us how you evaluate these licenses for future use.

Except for the intangible assets identified in the response to the Staff’s Comment No. 5, Multicanal has not ascribed any value to its operating licenses for US GAAP reporting purposes. The cost of acquisition of a license in Argentina is negligible.

No value was assigned to licenses of businesses acquired by Multicanal (the last significant acquisition took place in 1997) because under applicable legislation, cable television licenses in Argentina do not grant the exclusive right to render cable television services. Thus, the fair value of the licenses was not material. The cost of applying for cable licenses, including the administrative time incurred in filling out the necessary forms, was negligible.

*       *       *       *

     Multicanal acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. Multicanal also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any questions or require any additional information with respect to the Annual Report, please do not hesitate to contact me at (54) 11-5169-4873 or our counsel, Andrés de la Cruz, at (49) 69-9710-3190.

Very truly yours,

/s/ Adrián Mészaros
Adrián Mészaros
Chief Financial Officer

cc:	Kathleen Krebs
Daniel Zimmermann
Securities and Exchange Commission
Andrés de la Cruz, Esq.
Leslie N. Silverman, Esq.
Cleary Gottlieb Steen & Hamilton LLP